EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 16, 2007

TSX Venture Exchange:  EMR

OTC Bulletin Board:  EGMCF

U.S. 20-F Registration:  000-51411

Frankfurt Stock Exchange:  EML

Emgold Discovers Additional Tungsten Mineralization

In Trenches At Stewart Property, Salmo, B.C.

Emgold Mining Corporation (EMR-TSX Venture) (the “Company” or “Emgold”) is pleased to announce trenching results from its 2007 exploration program on the combined Stewart and Jazz properties, located near Salmo, B.C. (see Emgold’s June 12, 2007 news release).  Emgold is very encouraged by the results of this trenching program.

The focus of the 2007 exploration program at Stewart/Jazz was to test three exploration targets through trenching and diamond drilling.  This news release outlines the trenching results for the exploration program.  Emgold completed a total of 28 trenches on the three zones of mineralization within these properties.  The Stewart Zone is a molybdenum exploration target, the Arrow Zone is a tungsten exploration target, and the Free Silver Zone is a silver-lead-zinc exploration target.

Sampling Protocols

Trenches were excavated across geological trends of mineralization in bedrock utilizing a track mounted backhoe. Debris was cleaned off of bedrock by hand tools prior to sampling.  Bedrock samples were taken along measured lengths using hammer and chisel, with continuous equal-sized representative chips taken along the trench.  Samples were placed into labelled bags at the site.  Sample batches were shipped directly to Acme Labs Ltd. (Acme) in Vancouver for assay using standard analytical procedures.  All sample preparation was done at the laboratory by Acme staff.  Periodic check samples were submitted, by the company, to assorted accredited laboratories located in the Vancouver area.  Samples were analyzed for 30+ elements by ICP methods, including molybdenum, tungsten, zinc, gold and silver.  Results are presented in the tables below.  Trenches not listed in the tables had low assay values that were near or below detection limits.

Stewart Zone

The Stewart Property was previously explored and drilled by Shell Minerals and Selco Inc. in the early 1980's.  The exploration programs initiated by these companies focused on molybdenum, delineating three breccia phases that contained significant mineralization.  In late 2005, Emgold conducted a 500 metre diamond drill program to test the historic drill results as part of a due diligence program.  That program successfully verified the presence of mineralization (see Emgold’s November 28, 2005 news release).  This year’s trenching on the Stewart Molybdenum Zone (trenches 07ST-01 to 07ST-06) was designed to test for extensions to the high-grade breccia zone.

The current trenching program tested for molybdenum mineralization in the surrounding granitic host rocks and along the margins of the known breccia zone perimeter.  A total of 96 rock chip and isolated grab samples were collected from 291 metres of bedrock in six trenches.  Significant molybdenum mineralization was seen in Trench 07ST-01, which intersected 3 metres grading 100.44 ppm molybdenum.  The other trenches had generally low molybdenum values, but three contained elevated tungsten levels.  In addition, trench 07ST-05 had a 3 metre chip sample grading 1445.2 ppb gold.  The results are summarized in Table 1 below:

Table 1

Stewart Molybdenum Zone

Summary of Results

Trench #	From (m)	To (m)	Width (m)	W%	Mo ppm

07ST-01	0	3	3		100.44

07ST-03	18	21	3	0.015

07ST-04	63	66	3	0.019
	69	72	3	0.030
	99	102	3	0.016

07ST-06	20	23	3	0.051

Note: Samples are representative chip samples taken over the indicated width of mineralization

Arrow Zone

The Arrow tungsten zone was discovered by hand trenching in the early 1940’s.  Previous sampling of the hand trenches by Emgold showed encouraging values of tungsten and zinc from skarny sedimentary rocks.  The current excavator trenching program (trenches 07ST-07 to 07ST-20) was designed to better expose mineralization in the historic hand trenches to allow for systematic chip sampling and geologic mapping.  A total of 178 samples were collected from 496 metres of trenching, with significant values of tungsten being found over widths of two to three metres.  High tungsten values were generally confined to skarn zones in sedimentary rocks adjacent and peripheral to underlying granitic dykes and sills.  In some instances elevated tungsten values correlated well with elevated zinc values.  Table 2 summarizes results of analyses from trenching on the Arrow Zone:

Table 2

Arrow Tungsten Zone

 Summary of Significant Results

Trench #	From (m)	To (m)	Width (m)	W%	Zn %

07ST-08	0	3	3	0.156
Including	0	1	1	0.258

07ST-10	8	12	4	0.327

07ST-10A	grab	@1	0.2	0.168
	grab	@3	0.2	0.259
	grab	@6	0.2	0.133

07ST-12	0	1.5	1.5	0.278
	grab	@2.5	0.1	0.281

07ST-14	6	12	6	0.120
including	7	8	1	0.258
	21	25.5	4.5	0.633
Including	22.5	24	1.5	0.942	1.91
Including	24	25.5	1.5	0.885

07ST-14A	0	3	3	0.697
Including	1	2	1	0.907	2.55
Including	2	3	1	0.987	2.07

07ST-15	18	20.5	2.5	0.304
	23	27	4	0.111
including	25	27	2	0.193

07ST-16	2	7	5	0.594
Including	2	3	1	1.011	1.43
including	3	4	1	1.321	2.11
	10	13	3	0.168

07ST-17	38	42	4	0.163
Including	38	40	2	0.300	1.34

07ST-18	36	40	4	0.595
Including	38	40	2	1.171	2.48
	51	60	9	0.054
including	51	54	3	0.121

07ST-19	29	30.5	1.5	0.520
	36	42	6	0.061

07ST-20	33	36	3	0.045

Note: Samples are representative chip samples taken across the true width of mineralization unless otherwise indicated as “grab”

Free Silver Zone

Trenching at the Free Silver zone (trenches 07FS-01 to 07FS-08) uncovered shear-hosted vein mineralization, including sphalerite and galena.  Trenches were placed within or close to the margins of a granitic stock in contact with sedimentary rocks over a strike length of approximately 600 metres.  A total of 86 samples were taken from 224 metres of trenching, resulting in encouraging values of up to 5.92% lead, 2.71% zinc, and 46 g/t silver.  Exposures in the trenches indicate true vein widths of one to three metres.  Table 3 summarizes results of analyses from trenching on the Free Silver zone:

Table 3

Free Silver Zone

Significant Results

Trench #	From (m)	To (m)	Width (m)	Lead %	Zinc %	Silver g/t

07FS-04	9	21	12			7.963
including	18	21	3	0.08	0.163	19.195

07FS-05	Grab	1	0.2	5.92	2.71	46.027
	42	43	2	0.69	1.00

07FS-07	2	4.5	2.5	0.50	1.09	10.248

Note: Samples are representative chip samples taken across the true width of mineralization unless otherwise indicated as “grab”

Drilling Programs

In addition to the trenching work, Emgold initiated a diamond drilling program on the Stewart/Jazz property this year to further define molybdenum and tungsten mineralization at the Stewart Molybdenum Zone and the Arrow Tungsten Zone.  A small diamond drilling program was also begun on the Rozan property, located near Nelson BC, to test extensions of a high-grade gold-bearing quartz vein previously drilled by Emgold (see Emgold’s December 4, 2001, news release).  These drilling programs are currently in progress and will be completed by the end of year 2007.  Results are expected by the end of Q1 2008.

Perry Grunenberg, P.Geo., of PBG Geoscience, is the project supervisor and "Qualified Person" for the purpose of National Instrument 43-101 who has reviewed and verified the contents of this news release.

For more information about Emgold, the Idaho-Maryland Gold Project in Grass Valley, the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com or www.sedar.com

On behalf of the Board of Directors

David Watkinson, P. Eng.

President, COO and Director

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.